  Exhibit 99.1

NEWS RELEASE
TSX: ELD NYSE: EGO	October 25, 2018

Eldorado Gold Reports 2018 Third Quarter Financial and Operating Results Including Positive Decision to Advance Kisladag Mill

VANCOUVER, BC – Eldorado Gold Corporation, (“Eldorado” or “the Company”) today reports the Company’s financial and operational results for the third quarter ended September 30, 2018.

Highlights from the Quarter and Subsequent Period1

●
Board approval to advance the Mill Project at Kisladag: The feasibility study was completed and on October 25th the Board of Directors approved advancement of the mill project.

Highlights of the project include:
o
Estimated capital investment of $520 million (including $384 million for the mill, $75 million for pre-stripping, and $61 million in contingency and growth allowance).
o
Estimated after-tax project net present value (NPV) of $392 million at a 5% discount rate, after-tax internal rate of return (IRR) of 20.4% and payback period of 3.9 years, all at an assumed gold price of $1,300.
o
Proven and Probable reserves materially the same as outlined in the National Instrument 43-101 (“NI 43-101”) Pre-Feasibility Study filed in March 2018, of 3.0 million ounces at 0.81 g/t Au, accounting for depletion over the first four months of 2018, support a nine year mine life with average annual production of 270,000 ounces of gold at an all in sustaining cost ("AISC") of $793 per ounce.

●
Production ahead of plan and 2018 guidance revised higher: Quarterly gold production of 84,783 ounces, including 13,430 ounces from Lamaque pre-commercial production (Q3 2017: 70,053).

o
2018 guidance further increased to 345,000-350,000 ounces. Cash operating costs are forecast at $600-650 per ounce sold.
o
Guidance for Kisladag increased to 160,000-170,000 ounces, at a cash operating cost of $650 - 700 per ounce sold, including $300 per ounce sold of non-cash inventory changes.
o
Guidance for Olympias reduced to 45,000-50,000 ounces, at a cash operating cost of $600 - 700 per ounce sold.

●
Steady revenues from continuing operations: Total revenue from continuing operations during the third quarter was $81.1 million (Q3 2017: $95.4 million). Gold revenue from continuing operations was $76.0 million (Q3 2017: $84.4 million) on sales of 64,589 ounces of gold at an average realized gold price of $1,177 per ounce (Q3 2017: 65,439 ounces at $1,290 per ounce).

1 Throughout this press release we use cash operating cost per ounce, all-in sustaining cash cost per ounce, earnings from gold mining operations, adjusted net earnings, average realized price per ounce sold, earnings before interest, taxes and depreciation and amortization from continuing operations, adjusted earnings before interest, taxes and depreciation and amortization from continuing operations, working capital, non-cash operating costs, non-cash operating costs per ounce and cash flow from operations before changes in non-cash working capital as additional measures of Company performance. These are non-IFRS measures. Please see the September 30, 2018 MD&A for explanations and discussion of these non-IFRS measures. All dollar amounts in US$, unless stated otherwise .

●
Continued strong financial liquidity: At quarter-end, the Company reported total liquidity of $635 million, consisting of $385 million in cash, cash equivalents and term deposits, and $250 million in undrawn lines of credit.

●
Positive quarterly cash flow: Net cash provided by operating activities of continuing operations was $23.2 million in the third quarter of 2018 (Q3 2017: $7.0 million net cash used by operating activities of continuing operations).

●
Key permitting milestones achieved: The Certificate of Authorization (“CofA”) for the operation of the Sigma Mill at Lamaque was received during the quarter.

●
Updated asset profile: As a result of the completion of the feasibility study and the Board approval to advance the Kisladag Mill Project, a review of the useful life of the Kisladag heap leach assets resulted in an impairment charge of $117.6 million ($94.1 million net of deferred income tax recovery) recognized during the third quarter.

●
Net Loss attributable to shareholders: In the third quarter of 2018, net loss attributable to shareholders of the Company from continuing operations was $128.0 million ($0.16 per share) compared to a loss attributable to shareholders of the Company from continuing operations of $4.2 million ($0.01 per share) in the third quarter of 2017. Adjusted net loss in the third quarter of 2018 was $21.9 million, or ($0.03 per share) (Q3 2017: Adjusted net earnings of $1.3 million, or $0.00 per share), primarily as result of excluding the impact of the Kisladag heap leach asset impairment noted above, in addition to other non-cash charges related to unrealized losses on deferred tax assets as a result of continuing currency devaluation in Turkey.

●
The Company is transitioning its reporting of Reserves and Resources from the first quarter of each year to the fourth quarter of each year. Reserves and Resources for 2018 will be reported by December 2018.

“We are pleased with this quarter’s results and with the operational and financial progress Eldorado Gold has achieved in the first nine months of the year,” said George Burns, Eldorado’s President and Chief Executive Officer. “As a result of the focus and effort of our team, we are increasing our production guidance for the second time this year. With a robust balance sheet, significant operating cash flow, and a commitment to disciplined capital allocation, combined with G&A reductions and operational excellence, we are well positioned to advance our development projects in order to achieve annual gold production of 600,000 ounces per year in 2021.”

“For the third quarter, gold production was ahead of plan driven by production from the Kisladag leach pad and strong pre-commercial production from Lamaque. From a development standpoint, we are very pleased with the progress at Lamaque. We have begun commissioning of the crushing circuit and wet commissioning of the Sigma Mill and are on track to complete construction on schedule and on budget, with commercial production expected in early 2019.”

“The completion of the feasibility study for the Kisladag Mill and the subsequent Board decision to continue to advance the project were key milestones for Eldorado this quarter. I am extremely proud of the work our team has undertaken to optimize the future of Kisladag, demonstrating our disciplined approach of allocating capital, as we transition away from heap leaching to deliver quality growth through the advancement of the mill project. Our focus going forward will be on delivering this project on time and on budget, as we are doing at Lamaque.”

Summarized Quarterly Financial Results

	3 months ended September 30,		9 months ended September 30,
	2018	2017	2018	2017
Revenues	$81.1	$95.4	$366.1	$290.0
Gold revenues (1)	$76.0	$84.4	$312.8	$247.1
Gold sold (ounces)	64,589	65,439	245,400	196,713
Average realized gold price ($/ounce sold)	1,177	1,290	1,274	1,256
Cash operating costs – gold mines ($/ounce sold)	754	508	625	485
All-in sustaining cash cost – gold mines ($/ounce sold)	1,112	925	944	859
Net earnings from mining operations	$4.7	$30.4	73.1	101.3
Impairment loss on property, plant and equipment, net of tax	(94.1)	0.0	(94.1)	0.0
Net earnings (loss) attributable to shareholders of the Company (2,3)	($128.0)	($4.2)	($143.7)	$10.9
Adjusted net earnings (loss) attributable to shareholders of the Company	($21.9)	$1.3	($9.5)	$15.6
Cash flow provided (used) by operating activities of continuing operations	$23.2	($7.0)	$71.6	$15.9
Earnings (loss) per share attributable to shareholders of the Company – basic ($/share)	(0.16)	(0.01)	(0.18)	0.01
Earnings per share attributable to shareholders of the Company – diluted ($/share)	(0.16)	(0.01)	(0.18)	0.01

(1)
Including market to market price adjustments on provisional sales.
(2)
2017 net earnings is from continued operations.
(3)
Including non-cash charges.

Review of Quarterly Financial Results

Gold sales of 64,589 ounces during the quarter were in line with last year’s third quarter as lower sales from Kisladag were partially offset by sales at Olympias in 2018. Total metal sales revenues were $81.1 million in the third quarter of 2018 compared to $95.4 million in the third quarter of 2017, as a result of marginally lower sales volumes together with a lower average realized gold price of $1,177 per ounce compared to $1,290 per ounce for the third quarter of 2017.

Lower gold revenues for the quarter together with higher production costs and depreciation, depletion and amortization (“DDA”) expense resulted in earnings from mine operations decreasing year over year. Production costs in the third quarter of 2018 were $10.2 million higher year over year. This was driven primarily by $21.1 million in non-cash charges related to the leach pad inventory draw-down at Kisladag due to lower ounces, together with Olympias starting production at the beginning of 2018 and partially offset by lower production costs at both Efemcukuru and Stratoni.

Kisladag leach pad inventory was adjusted upwards by approximately 76,000 ounces of gold during the quarter to reflect an increase in recoverable ounces on the pad. The costs associated with the inventory will now be spread across the remaining heap leach expected ounces. Future quarters are expected to be impacted by non-cash charges as the Kisladag leach pad inventory draw-down continues. DDA costs in the quarter were marginally higher year over year due to the start-up of Olympias as well as an increase at Kisladag resulting from leach pad draw-down.

With the completion of the mill feasibility study at Kisladag and Board approval to advance the project a review of the useful lives of the Kisladag heap leach assets resulted in an impairment charge of $117.6 million ($94.1 million net of deferred income tax recovery) being recognized during the quarter. As a result, net loss attributable to shareholders of the Company for this quarter was $128.0 million, or ($0.16) per share, compared to a net loss of $4.2 million, or ($0.01) per share in the third quarter of 2017. Adjusted net loss for the quarter was $21.9 million, or ($0.03) per share, compared to adjusted net earnings of $1.3 million, or $0.00 per share for the third quarter of 2017 (see the MD&A dated September 30, 2018 for a reconciliation of net earnings (loss) to adjusted net earnings (loss)).

General and administrative expenses decreased $1.9 million year over year due to one time costs in 2017 associated with the acquisition of Integra. Mine standby costs of $4.5 million were recorded in the third quarter of 2018 related to Kisladag, Vila Nova, Perama Hill and Skouries (Q3 2017: $1.3 million).

In the third quarter, further weakening of the Turkish and Brazilian currencies in relation to the U.S. dollar had a negative impact on deferred income tax expenses, which were partially offset by the deferred income tax recovery related to the impairment of assets in Turkey. Total deferred income tax recovery for the quarter was $11.6 million. Quarterly income tax expense/recovery will continue to be sensitive to currency volatility in Turkey and Brazil.

Review of Quarterly Operational Results

Gold production of 84,807 ounces was up 21% year on year (Q3 2017: 70,053) due to commercial production at Olympias and pre-commercial production from Lamaque. Production at Efemcukuru remained in line with the comparative quarter in 2017.

Production at Kisladag for the quarter was 34,070 ounces, marginally lower than the third quarter of 2017 (35,902 ounces), with no additional ore being placed on the pad since April 2018. The better than forecasted production at Kisladag is largely due to increased cyanide concentrations boosting leach kinetics and targeted irrigation of leach pad as a result of ongoing sonic drilling, as well as side slope leaching.

After a strong first half of 2018, the Olympias plant encountered lead recovery challenges during the quarter. This was primarily due to permit delays impacting the construction and commissioning of the paste plant, which led to a backlog of voids that required filling in the West zone, slowing production from this area of the mine. Production was increased in the East zone, but material from this area has proven to be challenging in terms of lead circuit performance. These challenges include lower lead recovery and a higher concentration of deleterious material in the lead concentrate, which necessitated a change in the sales process. At quarter end, there was a built up stockpile of lead concentrate at the port and on vessels. In addition to these issues, lower zinc and lead prices compared to previous quarters led to lower by-product revenues and higher cash operating and AISC costs.

Gold recovery and gold grades in concentrate at Olympias were broadly in line with expectations, with gold feed grades dropping slightly below expectations during the quarter, but still ahead of expectations year to date. However, with the issues in the lead production, some of the lead was reporting to the gold concentrate, causing issues in the sale of that concentrate. At quarter end, Olympias had approximately 9,500 ounces of payable gold unsold in inventory.

At quarter end, backfilling of voids was improving and the ratio of West to East zone ore had been restored. We are also temporarily slowing down plant throughput to allow for an ore stockpile to be created on surface to help with blending. Metallurgical consultants have also been engaged to assist with performance of the plant when treating the East zone. The Company is also exploring blending lead concentrates from Olympias with Stratoni to decrease the concentration of deleterious material.

For further information on the Company’s operating results for the third quarter of 2018, please see the Company’s Management’s Discussion and Analysis filed on SEDAR at www.sedar.com under the Company’s profile.

Permitting and Development Updates

Kisladag Mill

Following the completion of the Kisladag Mill Project feasibility study the Board approved the advancement of the project on October 25th . The project is expected to begin commissioning activities in late 2020, with production expected in the first half of 2021.

Highlights of the feasibility study are shown below, compared to the NI 43-101 Pre-Feasibility Study filed in March 2018, which remains the Company’s current technical report for the purposes of NI 43-101.The results of the feasibility study in terms of capital and operating costs are close to those outlined in the Pre-Feasibility Report. Mine plan, reserves, operational strategy, geology, metallurgy and other operating parameters all remained materially unchanged from the Pre-Feasibility Report.

Other work during the quarter included the selection of vendors for long-lead items with the award of an early engineering contract to the selected tailings filter vendor. It is expected that contracts for other long-lead items such as the mills will be finalized, and awarded for purchase, before year-end.

Capital costs increased compared to the Pre-Feasibility Report primarily due to increased costs in the tailings management facility and in tailings filtration. Operating costs increased slightly compared to the Pre-Feasibility Report mainly due to increased cost of electric power.

Kisladag Mill Feasibility Study Summary
	October 2018 Feasibility Study	March 2018 Pre-Feasibility Report
Mill capacity	13.0 Mtpa	13.0 Mtpa
Grade	0.81g/t	0.81g/t
Recovery rate	80.1%	80.1%
Annual gold production	270,000 oz	270,000 oz
Mill operating life	9 years	9 years
Strip ratio	1.3	1.3
Total cash costs	$692/oz	$666/oz
AISC	$793/oz	$778/oz
Development capital	$520 M	$490 M
Mill cost	$384 M	$323 M
Waste and ore mining	$75 M	$112 M
Contingency	$61 M	$55 M
Sustaining capital	$188 M	$213 M
NPV-5%1	$392 M	$434 M
IRR1	20.4%	22.1%
Payback1	3.9 years	3.7 years
1 After tax, based on $1,300/oz Au.

Sensitivities for the NPV and IRR of the mill project are shown below:

Project Sensitivities	Gold Price		Capex		Opex
	$1,200/oz	$1,400/oz	+10%	-10%	+5%	-5%
NPV-5%	$238 M	$534 M	$344 M	$440 M	$338 M	$439 M
IRR	14.8%	25.7%	17.6%	23.8%	18.5%	22.2%

Lamaque

During the quarter, Lamaque received the Certificate of Authorization permit for operation of the Sigma Mill. Underground development continues to ramp up and remains slightly ahead of plan, with over 2,100 meters completed at Triangle during the quarter.

Key activities at the Sigma mill focused on the refurbishment and replacement of the electrical and piping works, installation of the refurbished mill motors, equipment installation and construction of the reagent buildings. A key milestone was achieved with the commencement of the pre-commissioning of the crushing circuit and wet commissioning of the main plant. It is expected that the full commissioning will commence in late November.

Favorable weather allowed for the advancement of Phase 1 of the Tailings Management Facility (“TMF”) ahead of schedule. Phase 1 will provide sufficient storage for the first year of operation. The Certificate of Authorization for operations of the tailing facility was also received during the quarter which permits the deposition of tailings in the TMF.

Lamaque remains on track to reach commercial production in early 2019.

Greece

The Company continues to attempt to engage the Greek government in constructive dialogue relating to its investments in Greece, including the Skouries project. During the quarter, the Company filed an application for payment with the Greek government requesting payment of approximately €750 million for damages suffered by the Company arising from delays in the issuance of permits for the Skouries project. The Company continues to evaluate its legal options in this regard.

For further information on the Company’s development and permitting updates for the third quarter of 2018, please see the Company’s Management’s Discussion and Analysis filed on SEDAR at www.sedar.com under the Company’s profile.

Guidance

2018 Revised Outlook

Our operations continue to perform well, and full year production guidance has been further increased to 345,000-350,000 ounces of gold. Cash operating costs are forecasted at $600-650 per ounce sold. This is an increase from previous guidance of 330,000-340,000 ounces of gold, and initial guidance of 290,000 – 330,000 ounces of gold, and cash operating costs of $580-630 per ounce sold, primarily due to expected higher production at Kisladag, partially offset by a guidance reduction at Olympias. Details of the Kisladag guidance updates are outlined below:

Kisladag	October 2018 Revised Guidance		July 2018 Revised Guidance
	Production (oz)	Cash Cost ($/oz sold)	Production (oz)	Cash Cost ($/oz sold)
2018	160,000-170,000	$650-700(including ~$300/oz sold of non-cash costs)	140,000-150,000	$700-800(including ~$350/oz sold of non-cash costs)
2019	50,000-60,000	$900-1,000 (including ~$170/oz sold of non-cash costs)1	40,000-50,000	$900-1,000 (including ~$300/oz sold of non-cash costs)
2020	20,000-40,000	$900-1,000 (including ~$100/oz sold of non-cash costs)1	20,000-25,000	$600-700
1 Cash operating cost guidance has increased for Kisladag due to increased cyanide usage estimates.

2018 guidance for Olympias has been revised to 45,000-50,000 ounces of gold at a cash operating cost of $600-700 per ounce sold, down from original guidance of 55,000-65,000 ounces at a cash operating cost of $550-650 per ounce sold.

In light of this increased consolidated guidance, together with higher than expected inventory draw-down during the quarter, the Company has also increased Kisladag’s estimated recoverable leach pad inventory by approximately 76,000 ounces of gold. This change in estimate for the heap leach inventory will be accounted for prospectively as a new accounting estimate in accordance with IAS 8 commencing October 1, 2018. The costs associated with this inventory are allocated to each ounce produced and are highlighted in the above table as non-cash costs.

Three Year Corporate Outlook

The Company’s business plan is to grow annual production to 600,000 ounces of gold by 2021. Over the next two years, the Company expects to maintain average production of 300,000-325,000 ounces of gold per year, with costs similar to 2018. Costs are expected to decrease by approximately $100-150 per ounce sold once the Kisladag mill comes online. Development capital for 2019-2021 is expected to total approximately $550 million (in accordance with the recently announced Kisladag feasibility study and the March 2018 Pre-Feasibility Report for Lamaque). The Company will continue to provide detailed guidance at the start of each year.

Corporate

Senior Management Additions

●
Phil Yee joined the Company as Executive Vice President and Chief Financial Officer on September 24, 2018.

●
Lisa Ower joined the Company as Vice President of Human Resources on August 8, 2018.

Share Consolidation

Eldorado received shareholder approval at its 2018 Annual and Special Meeting held on June 21, 2018, to amend the Company’s articles to allow for the implementation of a share consolidation with a ratio of 5-for-1. The Board will continue to review the merits of a share consolidation, taking into consideration the best interests of the Company, its trading price and the requirements of the New York Stock Exchange.

Dividend

As previously announced, the Company suspended cash payment of its semi-annual dividend payment effective the first quarter of 2018.

Conference Call and Webcast with Slides

A conference call to discuss the details of the Company’s 2018 third quarter results will be held by senior management on October 26, 2018 at 8:30 AM PT (11:30 AM ET). The call will be webcast and will have an accompanying slide deck. The webcast and slides can be accessed at this link and from Eldorado’s website. Eldorado encourages investors to pre-register in advance of the conference call.

Conference Call Details	Replay (available until November 30, 2018)
Date: Friday, October 26, 2018	Toronto: 416 849 0833
Time: 8:30 am PT (11:30 am ET)	Toll Free: 1 855 859 2056
Dial in: 647 427 7450	Pass code: 4677 738
Toll free: 1 888 231 8191

About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Turkey, Greece, Romania, Serbia, Canada and Brazil.  The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities.  Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Cautionary Note about Forward-looking Statements and Information
Certain of the statements made and information provided in this press release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", “continue”, “projected”, "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking statements or information contained in this release include, but are not limited to, statements or information with respect to: our guidance and outlook, including expected production and recoveries of gold, projected all-in sustaining costs and cash operating costs, planned capital and exploration expenditures; our expectation as to our future financial and operating performance, including future cash flow, estimated all-in sustaining costs and cash operating costs, expected metallurgical recoveries, gold price outlook; and our strategy, plans and goals, including our proposed exploration, development, construction, permitting and operating plans and priorities, related timelines and schedules and proposed share consolidation.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.
We have made certain assumptions about the forward-looking statements and information, including assumptions about the geopolitical, economic, permitting and legal climate that we operate in; the future price of gold and other commodities; exchange rates; anticipated costs and expenses; production, mineral reserves and resources and metallurgical recoveries, the impact of acquisitions, dispositions, suspensions or delays on our business and the ability to achieve our goals. In particular, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this release.

Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the following: geopolitical and economic climate (global and local), risks related to mineral tenure and permits; gold and other commodity price volatility; recoveries of gold and other metals; results of test work; revised guidance; risks regarding potential and pending litigation and arbitration proceedings relating to the Company’s, business, properties and operations; expected impact on reserves and the carrying value; the updating of the reserve and resource models and life of mine plans; mining operational and development risk; foreign country operational risks; risks of sovereign investment; regulatory risks and liabilities including, regulatory environment and restrictions, and environmental regulatory restrictions and liability; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical testing and recoveries; risks related to the impact of the acquisition and integration of Integra on the Company’s operations; additional funding requirements; currency fluctuations; community and non-governmental organization actions; speculative nature of gold exploration; dilution; share price volatility; competition; loss of key employees; and defective title to mineral claims or properties, as well as those risk factors discussed in the sections titled “Forward-Looking Statements” and "Risk factors in our business" in the Company's most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form filed on SEDAR under our Company name, which discussion is incorporated by reference in this release, for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.

Forward-looking statements and information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Financial Information and condensed statements contained herein or attached hereto may not be suitable for readers that are unfamiliar with the Company and is not a substitute for reading the Company’s financial statements and related MD&A available on our website and on SEDAR under our Company name. The reader is directed to carefully review such document for a full understanding of the financial information summarized herein.

Except as otherwise noted, scientific and technical information contained in this press release was reviewed and approved by Paul Skayman, FAusIMM, Chief Operating Officer for Eldorado Gold Corporation, and a "qualified person" under NI 43-101.

Contacts

Investor Relations
Peter Lekich, Manager Investor Relations
604.687.4018 or 1.888.353.8166 peter.lekich@eldoradogold.com

Media
Louise Burgess, Director Communications & Government Relations
604.687.4018 or 1.888.353.8166 louiseb@eldoradogold.com

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Financial Position
(Unaudited - stated in thousands of U.S. dollars)

	Note	September 30, 2018	December 31, 2017

		$	$
ASSETS
Current assets
Cash and cash equivalents		378,344	479,501
Term deposits		6,631	5,508
Restricted cash		299	310
Marketable securities		2,843	5,010
Accounts receivable and other		61,218	78,344
Inventories		144,463	168,844
		593,798	737,517
Restricted cash and other assets		21,693	22,902
Defined benefit pension plan		9,497	9,919
Property, plant and equipment	5	4,208,988	4,227,397
Goodwill	4	92,591	92,591
		4,926,567	5,090,326
LIABILITIES & EQUITY
Current liabilities
Accounts payable and accrued liabilities		93,420	110,541
Current portion of asset retirement obligation		431	3,489
		93,851	114,030
Debt	6	595,429	593,783
Lease liability		6,113	110
Defined benefit pension plan		11,779	13,599
Asset retirement obligations		97,582	96,195
Deferred income tax liabilities		544,519	549,127
		1,349,273	1,366,844
Equity
Share capital		3,007,924	3,007,924
Treasury stock		(10,104)	(11,056)
Contributed surplus		2,618,969	2,616,593
Accumulated other comprehensive loss		(22,934)	(21,350)
Deficit		(2,092,287)	(1,948,569)
Total equity attributable to shareholders of the Company		3,501,568	3,643,542
Attributable to non-controlling interests		75,726	79,940
		3,577,294	3,723,482
		4,926,567	5,090,326

Please see the Unaudited Condensed Consolidated Interim Financial Statements dated September 30, 2018 for notes to the accounts.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Operations
(Unaudited- stated in thousands of U.S. dollars, except share and per share amounts)

		Three months ended		Nine months ended
		September 30,		September 30,

	Note	2018	2017	2018	2017
		$	$	$	$
Revenue
Metal sales	7	81,070	95,349	366,146	289,965

Cost of sales
Production costs		56,066	45,844	209,145	135,965
Inventory write-down		429	487	429	487
Depreciation and amortization		19,828	18,634	83,498	52,254
		76,323	64,965	293,072	188,706
Earnings from mine operations		4,747	30,384	73,074	101,259

Exploration and evaluation expenses		8,014	11,651	26,668	24,022
Mine standby costs		4,460	1,263	11,470	3,595
Other operating items		-	-	-	3,658
General and administrative expenses		10,896	12,785	33,127	35,897
Acquisition costs		-	4,265	-	4,265
Defined benefit pension plan expense		201	813	2,331	2,425
Share based payments	9	1,580	2,137	5,742	9,255
Impairment loss on property, plant, and equipment	5	117,570	-	117,570	-
Other write-down of assets		536	31,109	1,386	34,340
Foreign exchange gain (loss)		(3,034)	(2,757)	374	(3,418)
Earnings (loss) from operations		(135,476)	(30,882)	(125,594)	(12,780)

Gain (loss) on disposal of assets		1	(66)	129	(333)
Gain on derivatives and other investments		2,326	27,311	4,520	28,089
Other income		3,957	5,227	9,229	9,787
Asset retirement obligation accretion		(510)	(458)	(1,529)	(1,505)
Interest and financing costs		(329)	(1,042)	(6,584)	(2,092)

Earnings (loss) from continuing operations before income tax		(130,031)	90	(119,829)	21,166
Income tax expense		661	7,090	29,324	15,173
Earnings (loss) from continuing operations		(130,692)	(7,000)	(149,153)	5,993
Loss from discontinued operations		-	-	-	(2,797)
Net earnings (loss) for the period		(130,692)	(7,000)	(149,153)	3,196

Attributable to:
Shareholders of the Company		(128,045)	(4,179)	(143,718)	10,870
Non-controlling interests		(2,647)	(2,821)	(5,435)	(7,674)
Net earnings (loss) for the period		(130,692)	(7,000)	(149,153)	3,196

Net earnings (loss) attributable to shareholders of the Company
Continuing operations		(128,045)	(4,179)	(143,718)	13,667
Discontinued operations		-	-	-	(2,797)
		(128,045)	(4,179)	(143,718)	10,870

Weighted average number of shares outstanding (thousands)
Basic		792,019	785,621	792,724	739,935
Diluted		792,019	785,621	792,724	739,935

Earnings (loss) per share attributable to shareholders
of the Company:
Basic Earnings (loss) per share		(0.16)	(0.01)	(0.18)	0.01
Diluted Earnings (loss) per share		(0.16)	(0.01)	(0.18)	0.01

Earnings (loss) per share attributable to shareholders
of the Company - continuing operations:
Basic Earnings (loss) per share		(0.16)	(0.01)	(0.18)	0.02
Diluted Earnings (loss) per share		(0.16)	(0.01)	(0.18)	0.02

Please see the Unaudited Condensed Consolidated Interim Financial Statements dated September 30, 2018 for notes to the accounts.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Comprehensive Loss
(Unaudited – stated in thousands of U.S. dollars)

		Three months ended		Nine months ended
		September 30,		September 30,

		2018	2017	2018	2017
		$	$	$	$

Earnings (loss) for the period		(130,692)	(7,000)	(149,153)	3,196
Other comprehensive loss:
Items that will not be reclassified to earnings or loss:
Change in fair value of investments in equity securities		(875)	86	(2,034)	15
Actuarial gains (losses) on defined benefit pension plans		(200)	(362)	450	(31)
		(1,075)	(276)	(1,584)	(16)
Items that may be reclassified subsequently to earnings or loss:
Change in fair value of investments in equity securities		-	(2,587)	-	16,038
Income tax on change in fair value of investments in equity securities		-	-	-	(2,595)
Reclassification of the gain on equity securities on acquisition of Integra	4	-	(28,363)	-	(28,363)
Income tax on the gain on equity securities on acquisitoin of Integra	4	-	4,023	-	4,023
		-	(26,927)	-	(10,897)
Total other comprehensive loss for the period		(1,075)	(27,203)	(1,584)	(10,913)
Total comprehensive loss for the period		(131,767)	(34,203)	(150,737)	(7,717)

Attributable to:
Shareholders of the Company		(129,120)	(31,382)	(145,302)	(43)
Non-controlling interests		(2,647)	(2,821)	(5,435)	(7,674)
		(131,767)	(34,203)	(150,737)	(7,717)

Please see the Unaudited Condensed Consolidated Interim Financial Statements dated September 30, 2018 for notes to the accounts.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited – stated in thousands of U.S. dollars)

		Three months ended		Nine months ended
		September 30,		September 30,

	Note	2018	2017	2018	2017
		$	$	$	$
Cash flows generated from (used in):
Operating activities
Earnings (loss) for the period from continuing operations		(130,692)	(7,000)	(149,153)	5,993
Items not affecting cash:
Asset retirement obligation accretion		510	458	1,529	1,505
Depreciation and amortization		19,828	18,634	83,498	52,254
Unrealized foreign exchange loss (gain)		(144)	(490)	274	(868)
Deferred income tax recovery		(11,616)	(1,135)	(4,608)	(13,694)
(Gain) loss on disposal of assets		(1)	66	(129)	333
Impairment loss on property, plant and equipment	5	117,570	-	117,570	-
Other write-down of assets		536	31,109	1,386	34,340
Gain on derivatives and other investments		(2,326)	(27,311)	(4,520)	(28,089)
Share based payments		1,580	2,137	5,742	9,255
Defined benefit pension plan expense		201	813	2,331	2,425
		(4,554)	17,281	53,920	63,454
Property reclamation payments		(801)	(1,024)	(3,200)	(2,111)
Severance payments		(49)	-	(2,299)	-
Changes in non-cash working capital	11	28,634	(23,237)	23,216	(45,463)
Net cash provided (used) by operating activities of continuing operations		23,230	(6,980)	71,637	15,880
Net cash used by operating activities of discontinued operations		-	-	-	(2,797)

Investing activities
Net cash paid on acquisition of subsidiary		-	(121,664)	-	(121,664)
Purchase of property, plant and equipment		(82,388)	(91,803)	(212,537)	(240,687)
Proceeds from the sale of property, plant and equipment		68	58	7,880	141
Proceeds on pre-commercial production sales		12,441	10,933	29,332	12,025
Value added taxes related to mineral property expenditures, net		1,858	3,501	6,660	19,846
Redemption of (investment in) term deposits		(5)	262,467	(1,123)	(1,012)
Increase in restricted cash		(30)	(66)	(898)	(9,790)
Net cash provided (used) by investing activities of continuing operations		(68,056)	63,426	(170,686)	(341,141)

Financing activities
Issuance of common shares for cash		-	-	-	586
Dividend paid to shareholders		-	-	-	(10,610)
Purchase of treasury stock		-	-	(2,108)	(5,301)
Net cash used by financing activities of continuing operations		-	-	(2,108)	(15,325)

Increase (decrease) in cash and cash equivalents		(44,826)	56,446	(101,157)	(343,383)
Cash and cash equivalents - beginning of period		423,170	483,342	479,501	883,171
Cash and cash equivalents - end of period		378,344	539,788	378,344	539,788

Please see the Unaudited Condensed Consolidated Interim Financial Statements dated September 30, 2018 for notes to the accounts.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited - stated in thousands of U.S. dollars)

Three months ended	Nine months ended
September 30,	September 30,

2018	2017	2018	2017
$	$	$	$
Share capital
Balance beginning of period	3,007,924	2,819,863	3,007,924	2,819,101
Shares issued upon exercise of share options, for cash	-	-	-	586
Transfer of contributed surplus on exercise of options	-	-	-	176
Shares issued on acquisition of Integra Gold Corp.	4	-	188,061	188,061
Balance end of period	3,007,924	3,007,924	3,007,924	3,007,924

Treasury stock
Balance beginning of period	(10,104)	(11,056)	(11,056)	(7,794)
Purchase of treasury stock	-	-	(2,108)	(5,301)
Shares redeemed upon exercise of restricted share units	-	-	3,060	2,039
Balance end of period	(10,104)	(11,056)	(10,104)	(11,056)

Contributed surplus
Balance beginning of period	2,617,108	2,611,660	2,616,593	2,606,567
Share based payments	1,861	2,472	5,436	9,780
Shares redeemed upon exercise of restricted share units	-	-	(3,060)	(2,039)
Transfer to share capital on exercise of options	-	-	-	(176)
Balance end of period	2,618,969	2,614,132	2,618,969	2,614,132

Accumulated other comprehensive loss
Balance beginning of period	(21,859)	9,118	(21,350)	(7,172)
Other comprehensive loss for the period	(1,075)	(27,203)	(1,584)	(10,913)
Balance end of period	(22,934)	(18,085)	(22,934)	(18,085)

Deficit
Balance beginning of period	(1,964,242)	(1,923,585)	(1,948,569)	(1,928,024)
Dividends paid	-	-	-	(10,610)
Earnings (loss) attributable to shareholders of the Company	(128,045)	(4,179)	(143,718)	10,870
Balance end of period	(2,092,287)	(1,927,764)	(2,092,287)	(1,927,764)
Total equity attributable to shareholders of the Company	3,501,568	3,665,151	3,501,568	3,665,151

Non-controlling interests
Balance beginning of period	78,153	83,933	79,940	88,786
Loss attributable to non-controlling interests	(2,647)	(2,821)	(5,435)	(7,674)
Contributions fron non-controlling interest	220	-	1,221	-
Balance end of period	75,726	81,112	75,726	81,112

Total equity	3,577,294	3,746,263	3,577,294	3,746,263

Please see the Unaudited Condensed Consolidated Interim Financial Statements dated September 30, 2018 for notes to the accounts.